File No. 82-763

Date	28 March 2003
Company	Securities and Exchange Commission
Fax no	+ 1 202-942 96 24
To	Special Counsel/Office of International Corporate Finance
From	Peter Nyquist, VP Communications & Investor Relations
No of pages (inclusive)	2

SVENSKA CELLULOSA AKTIEBOLAGET SCA (publ)
Communications
& Investor Relations


03050421



SCA

SUPPL

Re: Svenska Cellulosa Aktiebolaget SCA - Rule 12g3-2 (b) Exemption File No. 82-763

Dear Sirs,

On behalf of Svenska Cellulosa Aktiebolaget SCA ("SCA"), enclosed please find a copy of today's dated press release, **"SCA appoints head of research and technology"**, which is being furnished to you pursuant to Rule 12g3-2 (b) of the Securities Exchange Act of 1934.

Please acknowledge receipt of this telefax and the enclosure by date-stamping the enclosed copy of this telefax and returning it to our messenger.

Sincerely yours,

Peter Nyquist /Carin Posse

Encl.

Registered office: Stockholm, Sweden. Registration Number 556012-6293. VAT Number SE556012629301.

INFORMATION

SVENSKA CELLULOSA AKTIEBOLAGET SCA (publ)
Communications and Investor Relations
Box 7827, SE-103 97 STOCKHOLM, Sweden
Tel +46 8-788 51 00, Fax +46 8-678 81 30
www.sca.com


SCA

SCA appoints head of research and technology

Ole Terland (44) has been appointed Senior Vice President, Corporate Research and Technology for SCA. Ole Terland is currently President of the Corrugated Board Division within SCA Packaging Europe. Prior the position at SCA Packaging, Ole Terland was Managing Director of SCA's paper mill in Laakirchen, Austria. Terland is Doctor of Technology and his main objective will be to strengthen and develop the Group's synergies within the field of research and technology. Ole Terland will be based at SCA's head office in Stockholm and he will assume his new position on 1 July 2003.

Stockholm, 28 March 2003

SVENSKA CELLULOSA AKTIEBOLAGET SCA (publ)
Communications and Investor Relations

For further information, please contact:

Jan Åström, President and CEO. Phone: +46 70-586 07 01